

December 23, 2024

Marco Fregenal
Chief Executive Officer
Fathom Holdings Inc.
2000 Regency Parkway Drive
Suite 300
Cary, NC 27518

        **Re:  Fathom Holdings Inc.**
              **Registration Statement on Form S-3**
              **Filed December 20, 2024**
              **File No. 333-283973**

Dear Marco Fregenal:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc:    Donald R. Reynolds, Esq.